

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 28, 2010

By U.S. mail and facsimile to (215) 698-9904

Mr. Timothy J. Donahue, Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

> **RE:** **Crown Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 0-50189**

Dear Mr. Donahue:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief